Exhibit 99.2

CONSENT OF QUALIFIED PERSON

I, Andrew Tripp, P.E., consent to the public filing of the technical report titled “Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report” that has an effective date of 31 December, 2015 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the Goldcorp Annual Information Form (the “2015 AIF”).

I certify that I have read the 2015 AIF and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 29 March, 2016

“Signed and sealed”

Andrew Tripp, P.E.

Goldcorp Inc. Goldcorp Cerro Negro Av. San Martín 1207 Z9040AAG - Perito Moreno, Sta Cruz, Argentina T: +54 11 4323-2912	www.goldcorp.com